BioForce Nanosciences Holdings, Inc. Announces the Appointment of Michael Dunham to its Board of Directors

AMES, Iowa, -- (PrimeNewswire) - October 1, 2007-- BioForce Nanosciences Holdings, Inc.(OTC BB: BFNH), a company focused on the development and commercialization of nanotech tools and solutions for the life sciences, today announced the appointment of Michael Dunham to its Board of Directors. Mr. Dunham brings to BioForce his broad experience in high technology companies, which includes previously serving as a director for the nanotechnology company, Arryx Technology.

Mr. Dunham is and has been involved with numerous public and private company boards in a variety of industries, including nanotechnology, financial services, software and manufacturing. He has received recognition as 1995 Entrepreneur of the Year selected by Merrill Lynch/INC. and was the CEO of a company that was included in INC. Magazine's top 500 Companies two consecutive years.

Mr. Dunham is the Chairman and owner of WorkWise Inc. and Intercim Inc., which specialize in software systems for manufacturing companies. Previously, Mr. Dunham was the Senior Vice President-Business Development for Industrial & Financial Systems (IFS). He was also a co-founder and CEO of Effective Management Systems, Inc., a Milwaukee-based public software corporation that provided Enterprise Resource Planning (ERP) and Manufacturing Execution Systems
(MES) to over 1,600 customer locations in North America, Asia and Europe.

"The addition of Mike Dunham to the BioForce Nanosciences Board adds tremendous experience and credibility to our focus on continued excellence and innovation in the field of nanotechnology," noted Dr. Eric Henderson, CEO of BioForce Nanosciences Holdings, Inc. "His wealth of knowledge, passion, and experience will be important in helping us achieve our goals of continued expansion and commercialization as well as continuing to establish a strong presence in the biotechnology community," concluded Dr. Henderson.

About BioForce Nanosciences Holdings, Inc.

BioForce Nanosciences develops and commercializes nanotech tools and solutions for the life sciences. BioForce's flagship product, the Nano eNabler(TM) molecular printer, gives the Company a platform for development and discovery. BioForce technology is being used in sensor functionalization; patterning and cell adhesion; and printing proteins to guide neural cell growth. For more information, visit www.bioforcenano.com or call 515-233-8333.

This news release contains forward-looking information that may be affected by certain risks and uncertainties, including those risks and uncertainties described in BioForce Nanosciences' most recent filings with the Securities and Exchange Commission. BioForce Nanosciences' actual results could differ materially from such forward-looking statements. BioForce assumes no duty to update these statements at any future date.

Contact:

At the Company:

BioForce Nanosciences Holdings, Inc.
Greg Brown, 515-233-8333, Ext. 118
gbrown@bioforcenano.com
------------------------------------

Investor Relations:

RedChip Companies, Inc.
Jon Cunningham
1-800-RED-CHIP ext. 107
Jon@redchip.com
www.redchip.com